SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

03 November, 2010

 LLOYDS BANKING GROUP plc
 (Translation of registrant's name into English)

5th Floor
25 Gresham Street
London
EC2V 7HN
United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X..     Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes .....      No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule
12g3-2(b): 82- ________

Index to Exhibits

Item

No. 1       Regulatory News Service Announcement, dated 03 November, 2010 re: Appointment of New Chief Executive Officer

114/10
                                                                                                        3 November 2010

APPOINTMENT OF NEW CHIEF EXECUTIVE OFFICER

As previously announced, Lloyds Banking Group plc ('the Group') has appointed António Horta-Osório to succeed Eric Daniels.  António will join the Group early in 2011 and will take over as Chief Executive Officer on 1 March 2011.

António Horta-Osório has been Chief Executive Officer of Santander UK since 2006.  He has led the successful expansion of the Santander Group in the UK through strong organic growth and the integration of the activities of Abbey, Alliance & Leicester and the Bradford & Bingley savings business.

Sir Win Bischoff, Chairman, Lloyds Banking Group said: "Mr António Horta-Osório stood out in an excellent shortlist of potential candidates for this position.  We are delighted to have attracted someone with his experience in, and understanding of, the UK retail and commercial banking industry, as well as his track record in integrating three well respected UK retail banking franchises.  António's drive, enthusiasm and commitment to customers along with his proven ability to build and lead strong management teams will be of significant value to all stakeholders of the Group.  The Board and I look forward to working with him to ensure the success of the next stage of development of the Group."

Eric Daniels, Group Chief Executive, Lloyds Banking Group commented: "I am pleased that António has been appointed as my successor.  I have known him for many years and admire the work he has done with Santander.  I am confident that I will be leaving the Group in good hands with António and the talented wider leadership team."

António Horta-Osório said: "I am honoured to have been invited by the Board to undertake the challenge of leading Lloyds Banking Group.

"I am conscious of the vitally important role the Group plays in the UK's social and economic fabric.  Lloyds is a key player in the UK economy and is instrumental in supporting the future growth and prosperity of the country. I am personally committed to ensuring the bank plays its part in lending to SMEs and supporting homeowners. To achieve this we will build on the Group's focus of delivering growth through strong customer relationships and the creation of innovative products and services.

"I look forward to working with the Board and the management team to move Lloyds into the next phase of its development and realise the full potential of this Group."

- END -

Notes to Editors

Biography

Mr Horta-Osório became Chief Executive of Santander UK in 2006.  He is Executive Vice President of the Santander Group and a member of its Management Committee, and also Chairman of Santander Totta in Portugal where he was Group Chief Executive from 1999 until 2006.  He was previously Group Chief Executive of Banco Santander Brazil.  Mr Horta-Osório started his career at Citibank Portugal where he was Head of Capital Markets.  At the same time, he was an assistant professor at Universidade Catolica Portuguesa.  He then worked for Goldman Sachs in New York and London.  In 1993, he joined Grupo Santander as Group Chief Executive of Banco Santander de Negocios Portugal.  He is a graduate of management and business administration at Universidade Catolica Portuguesa, and has a MBA from INSEAD where he was awarded the Henry Ford II prize - and an AMP from Harvard Business School.

In June 2009 he was appointed non-executive Director to the Court of the Bank of England.

He is 46 years old and married with three children.

Key compensation notes

Compensation arrangements include an annual salary of £1,035,000 and a discretionary annual bonus of up to a maximum of 225% of salary.  It is intended to award a long term performance-based share incentive of up to a maximum of 420% of salary for 2011 which will vest in three years and only if stretching performance targets have been exceeded by a significant margin.  Mr Horta-Osório will receive a cash allowance to fund personal pension arrangements, which will be £610,000 in 2011.  In addition, he will be compensated for the loss of deferred cash and shares and pension benefits he is giving up as a result of his resignation from the Santander Group.

The extent to which Mr Horta-Osório will receive future awards will depend on the performance of Lloyds Banking Group in the short, medium and longer term against stretching performance measures, including earnings, profit and share price growth and expanding the Group's SME lending portfolio.

For further information:

Investor Relations
Kate O'Neill                                                                            +44 (0) 20 7356 3520
Managing Director, Investor Relations
Email: kate.o'neill@ltsb-finance.co.uk

Michael Oliver                                                                        +44 (0) 20 7356 2167
Director of Investor Relations
Email: michael.oliver@ltsb-finance.co.uk

Media Relations
Brigitte Trafford                                                                      +44 (0) 20 7356 1849
Group Communications Director
Email: brigitte.trafford@lloydsbanking.com

FORWARD LOOKING STATEMENTS

This announcement contains forward looking statements with respect to the business, strategy and plans of the Lloyds Banking Group, its current goals and expectations relating to its future financial condition and performance.  Statements that are not historical facts, including statements about the Group's or the Group's management's beliefs and expectations, are forward looking statements.  By their nature, forward looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future.  The Group's actual future business, strategy, plans and/or results may differ materially from those expressed or implied in these forward looking statements as a result of a variety of risks, uncertainties and other factors, including, without limitation, UK domestic and global economic and business conditions; the ability to derive cost savings and other benefits, as well as the ability to integrate successfully the acquisition of HBOS; the ability to access sufficient funding to meet the Group's liquidity needs; changes to the Group's credit ratings; risks concerning borrower or counterparty credit quality; market related trends and developments; changing demographic trends; changes in customer preferences; changes to regulation, accounting standards or taxation, including changes to regulatory capital or liquidity requirements; the policies and actions of Governmental or regulatory authorities in the UK, the European Union, or jurisdictions outside the UK, including other European countries and the US; the ability to attract and retain senior management and other employees; requirements or limitations imposed on the Group as a result of HM Treasury's investment in the Group; the ability to complete satisfactorily the disposal of certain assets as part of the Group's EU State Aid obligations; the extent of any future impairment charges or write-downs caused by depressed asset valuations; exposure to regulatory scrutiny, legal proceedings or complaints, actions of competitors and other factors. Please refer to the latest Annual Report on form 20-F filed with the US Securities and Exchange Commission for a discussion of such factors together with examples of forward looking statements.  The forward looking statements contained in this announcement are made as at the date of this announcement, and the Group undertakes no obligation to update any of its forward looking statements.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                                                                                                                LLOYDS BANKING GROUP plc
                                                                                                                                                (Registrant)

                                                                                                                                                 By: M D Oliver

                                                                                                                                                 Name: M D Oliver

                                                                                                                                                 Title: Director of Investor Relations

Date: 03 November, 2010